[A. Schulman, Inc. Letterhead]
March 24, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Edward M. Kelly, Esq.

Re:	A. Schulman, Inc. Registration Statement on Form S-4 (File No. 333-164085)
Dear Mr. Kelly:
          On December 30, 2009, A. Schulman, Inc. (the “A. Schulman”), filed a Registration Statement on Form S-4 (Registration No. 333-164085) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), which was subsequently amended on February 8, 2010, March 11, 2010 and March 22, 2010, relative to its pending acquisition of ICO, Inc. (“ICO”) and the solicitation of proxies by the Board of Directors of ICO. Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), A. Schulman and ICO respectfully requests that the effectiveness of the Registration Statement be accelerated to Thursday, March 25, 2010, at 9:30 A.M., Eastern Time, or as soon thereafter as practicable.
          By this letter, the A. Schulman acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve A. Schulman and ICO from their full responsibility for the adequacy and accuracy of the disclosure in the filing.
•	Schulman and ICO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          A. Schulman respectfully requests that it be notified of such effectiveness by a telephone call to J. Bret Treier of Vorys, Sater, Seymour and Pease LLP at (330) 208-1015.

Sincerely,
/s/ David C. Minc

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
A. John Knapp, Jr., President and Chief Executive Officer, ICO, Inc.
Craig E. Slivka, Special Counsel, United States Securities and Exchange Commission
J. Bret Treier, Vorys, Sater, Seymour and Pease LLP
Lyle G. Ganske, Esq., Jones Day
James P. Dougherty, Esq., Jones Day
Charlotte Fischer Ewart, Esq., General Counsel and Secretary, ICO, Inc.
Gene J. Oshman, Esq., Baker Botts L.L.P.
Ryan Maierson, Esq., Baker Botts, L.L.P.
David Taylor, Esq., Locke Lord Bissell & Liddell LLP